Exhibit 99.1 Press release

International Road Dynamics, a Quarterhill Company, Awarded US $5.0 Million Contract

OTTAWA, Canada – April 17, 2018 – Quarterhill Inc. ("Quarterhill”) (TSX: QTRH) (NASDAQ: QTRH), announced today that its wholly owned subsidiary, International Road Dynamics Inc. ("IRD"), has been awarded a contract valued at US $5.0 million with the California Department of Transportation (“Caltrans”) to provide equipment and software maintenance and on-call service for their statewide network of Weigh-in-Motion systems. This new service agreement is effective April 16, 2018 through December 31, 2020.

The contract provides for the maintenance of both Caltrans’ commercial vehicle enforcement systems and traffic data collection systems. Commercial vehicle enforcement systems are used to screen trucks based on weights, dimensions, safety, and credentials. Traffic data collection systems provide 24-hour information at key locations on California highways. The data collected from each location includes axle and gross vehicle weights, axle spacing, vehicle classification, and speed information. The data is essential for Caltrans’ pavement, highway monitoring and capacity studies, accident rate calculations, and the analysis of truck transport practices.

Mr. Terry Bergan, IRD’s President and CEO commented, “IRD has been a long term systems and service supplier to Caltrans, and this new contract underlines our ongoing commitment and positive relationship with the State.  IRD continues to renew our key multi-year contracts and sign significant new agreements within our service and maintenance markets around the world, increasing the recurring revenue aspects of our business.”

About IRD

IRD is a highway traffic management technology company specializing in supplying products and systems to the global Intelligent Transportation Systems industry. IRD is a North American company based in Saskatoon, Saskatchewan, Canada with sales and service offices throughout the United States and overseas. Private corporations, transportation agencies and highway authorities around the world use IRD's products and advanced systems to manage and protect their highway infrastructures.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams. Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill or IRD in light of their experience and their perception of historical trends, current conditions, expected

Press release

future developments and the expected effects of new business strategies, as well as other factors that Quarterhill and IRD believe are appropriate in the circumstances. Many factors could cause Quarterhill's and IRD’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in Quarterhill’s March 1, 2018 annual information form for the year ended December 31, 2017 (the "AIF").  Copy of the AIF may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors, and notes that readers should not place undue reliance on any of Quarterhill's or IRD’s forward-looking statements. Neither Quarterhill nor IRD has any intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com